CMA Multi-State Municipal Series Trust:

CMA Michigan Municipal Money Fund

FILE #811-05011

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	LIST OF UNDERWRITERS
8/8/2008	MICHIGAN MUN BD AUTH	8,500,000	680,580,000

Siebert Brandford Shank & Co., LLC, JPMorgan, Banc of America Securities LLC, Citi, Fidelity Capital Markets, Fifth Third Securities, Inc., Merrill Lynch & Co., Morgan Stanley, Stifel, Nicolaus & Company, Incorporated.